HEADLINERS ENTERTAINMENT GROUP, INC.
                            501 Bloomfield Avenue
                             Montclair, NJ 07042
                                973-233-1233

March 15, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

      Re:  Headliners Entertainment Group, Inc.
           Registration Statement on Form SB-2 (File No. 333-116117)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Headliners Entertainment Group, Inc. hereby applies for withdrawal of the above-referenced Registration Statement on Form SB-2, which was initially filed with the Securities and Exchange Commission on June 3, 2004 and amended on August 10, 2004, December 7, 2004 and January 27, 2005.

The Registration Statement was filed in contemplation of a public offering by Cornell Capital Partners, LP and 47 other shareholders. Headliners is withdrawing the Registration Statement in contemplation of (a) a substantial modification of the contractual relationship between Headliners and Cornell Capital Partners and (b) the availability in the near future of Rule 144 to permit the other 47 shareholders to distribute their shares. The Registration Statement has not been declared effective, and none of the securities included in the Registration Statement have been sold in connection with the offering.

Please provide, by facsimile, a copy of the order granting withdrawal of the Registration Statement to our legal counsel, Robert Brantl (facsimile: 718-965-4042). If you have any questions with regard to this application for withdrawal, please contact Mr. Brantl at 718-768-6045.



                                       Headliners Entertainment Group, Inc.

                                       By: /s/ Eduardo Rodriguez
                                       -----------------------------------
                                       Eduardo Rodriguez, President